Mail Stop 3561

December 17, 2009

Asbed Palakian, Chief Executive Officer
Passport Arts Inc.
5147 Mountain Sights
Montreal, Quebec H3W 2Y1
CANADA

>   **Re: Passport Arts Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 2, 2009**
>   **File No. 333-162681**

Dear Mr. Palakian:

We have reviewed your letter dated December 2, 2009 in response to our comment letter dated November 20, 2009 and your amendment, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Front Cover Page of the Registration Statement

1. We note your response to comment two of our letter dated November 20, 2009. In that response, you state that you do not currently have an IRS Employer Identification Number, but you have applied for one. On the front cover of your registration statement, please revise the "Not Applicable" disclosure above the IRS Employer Identification line to state, "Applied For." Also, please tell us the date you applied for your IRS Employer Identification Number, the current status of the application, and when you believe you will obtain the number.

Risk Factors, page 4

2. We note your response to comment five of our letter dated November 20, 2009. Please revise this section further so that the risk factors clearly and concisely convey the actual risk to investors. For example, the headings of first full risk factor and the third full risk factor on page seven do not convey the risks to

investors that are otherwise disclosed in those risk factors' discussions. In this regard, it appears that the last sentence of each risk factor more accurately conveys the risks than do the headings. As another example, it does not appear that you adequately explain the risks commensurate with the fluctuations in the United States dollar in the heading or discussion portion of the second full risk factor on page seven. As a further example, it does not appear that you convey the actual risk to investors in the second full risk factor on page 11.

Notes to the Consolidated Financial Statements, page 33

d) Revenue Recognition, page 33

3. We note your response to comment 19 of our letter dated November 20, 2009 and have the following additional questions:

  - Please explain to us in greater detail your statements that you have discretion in supplier selection and are involved in product specification. It appears to us that while you may be able to select various suppliers to showcase art on your website, if a person orders a specific piece of artwork, it then must be supplied by that artist and another piece of artwork by another artist could not be substituted. Please explain to us if this assumption is correct and if this impacts your conclusion as to whether gross or net revenue recognition is appropriate.

  - Please also explain to us in more detail how you have credit risk. Please explain to us what recourse you have to the supplier if a refund is requested and whether you receive the artwork prior to issuing the refund.

  - Please also clarify for us whether the amount you earn is a fixed dollar amount or fixed percentage of the amount billed to the customer. In this regard, a general description of how you are, or expect to be, compensated for your selling service would be helpful to our understanding.

Note 5. Related Party Transactions, page 36

4. We note your response to comment 21 of our letter dated November 20, 2009 that Seven Arts is considered a related party and your update to Footnote 5 to state the same. Please also disclose the dollar amount of transactions and the amounts due from or to Seven Arts as of the date of the balance sheet and the terms and manner of settlement as required by paragraph 2 of SFAS 57 or explain to us why such disclosure is not required by GAAP.

Exhibit 5.1

5. We note your response to comment 27 of our letter dated November 20, 2009 and re-issue the comment, in part, as it relates to the statement that counsel's opinions are limited to "current federal laws of the United States and the laws of the State of Nevada…as such laws presently exist and to the facts as they presently exist." Please have counsel remove this limitation, revise this limitation so that it speaks as to the date of effectiveness, or re-file the opinion on the date of effectiveness.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, John Fieldsend, Attorney Advisor, at (202) 551-3343, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Cam McTavish, Esq.
        Clark Wilson LLP
        Via Facsimile (604-687-6314)